UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 21)*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

APOLLO GLOBAL MANAGEMENT, INC.

(Name of Issuer)

Common stock, par value $0.00001 per share

(CUSIP Number)

03769M 106

(Title of Class of Securities)

Joshua Harris
404 Washington Avenue, PH 810

Miami Beach, FL 33139

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03769M 106	Page 2 of 8

SCHEDULE 13D

1	NAME OF REPORTING PERSON Joshua Harris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,313,690
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 34,313,690
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,313,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (1)
14	TYPE OF REPORTING PERSON IN

(1)	The percentage ownership is based on 569,534,271 shares of common stock, par value $0.00001 per share (“Common Stock”), of Apollo Global Management, Inc. (the “Issuer”) issued and outstanding as of August 5, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 8, 2024. The Common Stock for which MJH Partners II LLC and MJH Partners III LLC are reported to have sole voting power and sole dispositive power in this Schedule 13D are included in the number of Common Stock reported in this Schedule 13D for which Mr. Harris has sole voting power and sole dispositive power.

CUSIP No. 03769M 106	Page 3 of 8

SCHEDULE 13D

1	NAME OF REPORTING PERSON MJH Partners II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,741,683
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 33,741,683
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,741,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (1)
14	TYPE OF REPORTING PERSON PN

(1) The percentage ownership is based on 569,534,271 shares of common stock, par value $0.00001 per share, of the Issuer issued and outstanding as of August 5, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 8, 2024.

CUSIP No. 03769M 106	Page 4 of 8

SCHEDULE 13D

1	NAME OF REPORTING PERSON MJH Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,766,842
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,766,842
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,766,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (1)
14	TYPE OF REPORTING PERSON PN

(1) The percentage ownership is based on 569,534,271 shares of common stock, par value $0.00001 per share, of the Issuer issued and outstanding as of August 5, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 8, 2024.

CUSIP No. 03769M 106	Page 5 of 8

SCHEDULE 13D

This Amendment No. 21 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by Joshua Harris and MJH Partners II LLC on January 11, 2022, relating to the shares of the common stock, par value $0.00001 per share (“Common Stock”), of Apollo Global Management, Inc., a Delaware corporation (the “Issuer”) (as so amended, the “Schedule 13D”). This Amendment No. 21 is being filed to reflect (i) the transfer by MJH Partners II LLC of 1,000,000 shares of Common Stock to MJH Partners III LLC, an estate planning vehicle for which Joshua Harris exercises voting and investment control and (ii) the entry into delayed draw variable share forward sale transactions by MJH Partners III LLC which relate to up to 1,000,000 shares of Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended by adding the following sentence immediately after the last paragraph of such item:

No funds or consideration was paid for the transfer by MJH Partners II LLC of 1,000,000 shares of Common Stock to MJH Partners III LLC.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the following paragraphs immediately prior to the penultimate paragraph of such item:

On October 1, 2024, MJH Partners II LLC contributed and transferred 500,000 shares of Common Stock to MJH Partners III LLC, and on October 2, 2024, MJH Partners II LLC contributed and transferred an additional 500,000 shares of Common Stock to MJH Partners III LLC.

On October 1, 2024, MJH Partners III LLC (the “Counterparty”) entered into a Delayed Draw Variable Share Forward Sale Transaction with UBS, AG, London Branch (“UBS”) pursuant to a Master Confirmation entered into between the Counterparty and UBS, dated February 20, 2024 (the “UBS Forward Contract”). On October 2, 2024, the Counterparty entered into a Delayed Draw Variable Share Forward Sale Transaction with Wells Fargo Bank, National Association (“Wells Fargo” and, together with UBS, the “Banks”) pursuant to a Master Confirmation entered into between the Counterparty and Wells Fargo, dated September 19, 2023 (the “Wells Fargo Forward Contract” and, together with the UBS Forward Contract, the “Forward Contracts”). The Forward Contracts obligate the Counterparty to deliver to the Banks on specified dates in January of 2030 (in the case of the UBS Forward Contract) and in February of 2030 (in the case of the Wells Fargo Forward Contract) (each, a “Settlement Date”), at the Counterparty’s option, up to an aggregate number of shares of the Issuer’s Common Stock equal to the number of shares of Common Stock pledged by the Counterparty or, subject to certain conditions, an equivalent amount of cash.

The Forward Contracts obligate the Counterparty to deliver to the Banks up to an aggregate number of shares of the Issuer’s Common Stock equal to the number of shares of Common Stock pledged by the

CUSIP No. 03769M 106	Page 6 of 8

SCHEDULE 13D

Counterparty or, subject to certain conditions and at the Counterparty’s option, an equivalent amount of cash. The Counterparty pledged (i) an aggregate of 500,000 shares of the Issuer’s Common Stock (the “UBS Pledged Shares”) to secure its obligations under the UBS Forward Contract and (ii) an aggregate of 500,000 shares of the Issuer’s Common Stock (the “Wells Fargo Pledged Shares” and, together with the UBS Pledged Shares, the “Pledged Shares”) to secure its obligations under the Wells Fargo Forward Contract. The Counterparty retains ownership and voting and ordinary dividend rights in the Pledged Shares during the term of the pledges (and thereafter if the Counterparty settles the Forward Contracts in cash), subject to certain payments the Counterparty may need to make to the Banks with respect to dividends under the terms of the Forward Contracts.

Under the terms of the Forward Contracts, the Counterparty may, at its election, subject to certain terms and conditions, receive a prepayment from the Banks with respect to some or all portions of the transactions covered by the Forward Contracts, equal to the present value as of the relevant funding date of the payment of the Floor Price (as defined below) at maturity of the transactions.

For each of the up to twelve (12) components of each Forward Contract for which a prepayment has been paid to the Counterparty by the applicable Bank, the number of shares of the Issuer’s Common Stock to be delivered to such Bank on each Settlement Date (or on which to base the amount of cash to be delivered to such Bank on such Settlement Date) is to be determined as follows: (a) if the per-share volume weighted average price of the Issuer’s Common Stock on the related valuation date (the “Settlement Price”) is less than or equal to a floor price that will be determined following a hedging period (the “Floor Price”), the Counterparty will deliver to such Bank the ratable portion of the applicable Pledged Shares to be delivered with respect to each Settlement Date (such number of shares, the “Number of Shares”); (b) if the Settlement Price is between the Floor Price and a cap price that will be determined following a hedging period (the “Cap Price”), the Counterparty will deliver to such Bank a number of shares of the Issuer’s Common Stock equal to the Number of Shares multiplied by a fraction, the numerator of which is the Floor Price and the denominator of which is the Settlement Price; and (c) if the Settlement Price is greater than the Cap Price, the Counterparty will deliver to such Bank a number of shares of the Issuer’s Common Stock equal to the product of (i) the Number of Shares and (ii) a fraction (a) the numerator of which is the sum of (x) the Floor Price and (y) the Settlement Price minus the Cap Price, and (b) the denominator of which is the Settlement Price.

For each of the up to twelve (12) components of each Forward Contract for which a prepayment has not been paid to the Counterparty by the applicable Bank, the number of shares of the Issuer’s Common Stock to be delivered to such Bank on each Settlement Date (or on which to base the amount of cash to be delivered to such Bank on such Settlement Date) is to be determined as follows: (a) if the Settlement Price is greater than the Cap Price, such Bank will pay to the Counterparty the Cap Price multiplied by the Number of Shares, and the Counterparty will deliver to such Bank a number of shares equal to the Number of Shares; (b) if the Settlement Price is less than the Floor Price, the Counterparty will deliver to such Bank a number of shares equal to the Number of Shares, and such Bank will pay to the Counterparty the Floor Price multiplied by the Number of Shares; or (c) if the Settlement Price is between the Floor Price and the Cap Price, no payment or delivery of shares will be made by either party.

CUSIP No. 03769M 106	Page 7 of 8

SCHEDULE 13D

Item 7. Material to be Filed as Exhibits.

Exhibit 3.1: Form of Delayed Draw Variable Share Forward Sale Contract (relating to the UBS Forward Contract)*

Exhibit 3.2: Form of Delayed Draw Variable Share Forward Sale Contract (relating to the Wells Fargo Forward Contract)**

* Previously filed on February 22, 2024.

** Previously filed on September 21, 2023.

CUSIP No. 03769M 106	Page 8 of 8

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2024

/s/ Joshua Harris
Joshua Harris

MJH PARTNERS II LLC

By:	/s/ Joshua Harris
	Name:	Joshua Harris
	Title:	President

MJH PARTNERS III LLC

By:	/s/ Joshua Harris
	Name:	Joshua Harris
	Title:	President